SEC File No. 0-18774
                                                        CUSIP No. 848550 20 8



                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

 [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form 10-D
 [ ] Form N-SAR [ ] Form N-CSR

                 For the Period Ended:  December 31, 2006

 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:

    Nothing in this form shall be construed to imply that the Commission
              Has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, Identify the Item(s) to which the notification relates:


                      PART I - REGISTRANT INFORMATION

                         Spindletop Oil & Gas Co.
                        (Full name of registrant)

                                    N/A
                        (Former Name if Applicable)

                        12850 Spurling Dr., Suite 200
                  (Address of Principal Executive Office)

                            Dallas, Texas 75230
                        (City, State and Zip Code)













                     PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
  [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.


Spindletop Oil & Gas Co. is unable to file its Annual Report on Form 10-K for the year ended December 31, 2006, without unreasonable effort and expense due to the late receipt of information required from consolidated subsidiaries and the Company's Annual Report of Oil and Gas Reserves. The Company has engaged a third party petroleum consultant to prepare its Annual Report of Oil & Gas Reserves for the first time, and the report will not be completed before the required filing date of the Form 10-K.


                        PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Chris G. Mazzini             972             644-2581
              (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s),         [X] YES     [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                        [X] YES     [ ] NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Net income for the year ended December 31, 2006 is anticipated to significantly decrease as compared with the prior year. We anticipate that the net income for 2006 could be reduced by 40-50% of the $1,414,000 reported for the previous year ended December 31, 2005. This decrease in net income is due to a decrease in revenues and an increase in expenses. The decrease in revenues is due to both price and production issues. The decrease in revenue is due in large part to a decrease in the average sales price for gas of between $5.00 and $6.00 per mcf in the fourth quarter of 2006 compared to the same period for 2005. This caused a significant unanticipated decrease in revenues. Oil prices remained approximately the same for the fourth quarter of both years. In addition to the significant price issues, the Company saw a decrease in production for 2006 as compared with 2005. The decrease in production was due to a variety of factors such as wells being shut in by several pipeline purchasers because of force majeure so that they could conduct maintenance an repair operations. Also, inclement weather caused a temporary shutting in of some wells, and other wells developed problems which caused them to also be temporarily shut in. It is estimated that fourth quarter revenues may be down by approximately $700,000. Estimated expenses for the fourth quarter are approximately the same as the forth quarter of 2005. However, expenses for the year ended
December 31, 2006 increased by approximately $650,000 over that of 2005. The increase in expenses is due to an increase in the cost of services and an increase in cost to operate. Additionally, general and administrative expenses increased for 2006 over 2005.

As described in Part III above, the Company has engaged a third party petroleum engineering consultant to prepare its Annual Reserve Report. As of this date, the report has not been completed. It is anticipated that the Annual Reserve Report for 2006 could reflect a decrease in reserve value, based primarily on the fact that the gas prices for 2006 are significantly lower than those used in the calculations for 2005 reserves. This will cause the economic cutoff of reserves to occur much earlier in the calculations and thus show a reduction of proved reserves. The impact of this anticipated reduction on the Company's depletion calculation is not determinable at this time, and an estimate of the profit and loss effect compared to the year ended 2005 cannot be determined at this time.






                         SPINDLETOP OIL & GAS CO.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 2, 2007                         By: /s/ Chris G. Mazzini
                                      Chris G. Mazzini
                                      Principal Executive Officer
















INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION

          Intentional misstatements or omissions of fact constitute
             Federal Criminal Violations (See 18 U.S.C. 1001)

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).